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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER


   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                        For the month of September 2002


                        Commission File Number 0-31943


                                 ImagicTV Inc.
                 (Translation of Registrant name into English)


               One Brunswick Square
            14/th/ Floor, P.O. Box 303
        Saint John, New Brunswick, Canada                     E2L 3Y2

     (Address of Principal Executive Offices)                (Zip Code)


                                (506) 631-3000
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             (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X      Form 40-F_____
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______    No:  X
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Information furnished on this form:

     News release re: SaskTel commercial deployment (dated September 12, 2002)

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        ImagicTV Inc.
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                                        (Registrant)


                                        By:    /s/ Jeffrey White
                                            ---------------------------------
                                               Chief Financial Officer


Date: September 12, 2002